The Dreyfus/Laurel Funds Trust - Dreyfus High Yield Fund Registration No. 811-524

Sub-Item 77M and 77Q1

During the reporting period ended June 30, 2009, Dreyfus High Yield Fund (formerly, Dreyfus Limited Term High Yield Fund) (the “Acquiring Fund”), a series of The Dreyfus/Laurel Funds Trust (the “Trust”), was the surviving entity of a reorganization with Dreyfus High Income Fund (formerly, Dreyfus Premier High Income Fund) (the “Acquired Fund”), a series of Dreyfus Bond Funds, Inc. (the “Company”).

On July 23-24, 2008, the Trust’s Board, and on July 25, 2008 the Company’s Board, considered the reorganization and approved an Agreement and Plan of Reorganization (the “Plan”) providing for the transfer of all assets, subject to liabilities, of the Acquired Fund in exchange for the Acquiring Fund’s shares having an aggregate net asset value of the Acquired Fund’s shares as described below (the “Reorganization”).

At a Special Meeting of Shareholders of the Acquired Fund held on October 15, 2008, shareholders of the Acquired Fund voted to approve the Plan with respect to their Fund. The votes of the Acquiring Fund’s shareholders were not solicited since their approval or consent was not required for the Reorganization.

After the close of business on January 8, 2009, the Reorganization of the Acquired Fund was consummated with respect to its Plan. Holders of Class A, Class B, Class C and Class I shares of the Acquired Fund received Class A, Class B, Class C and Class I of the Acquiring Fund, respectively, in each case in an amount equal to the aggregate net asset value of their respective investment in the Acquired Fund at the time of the Reorganization. The Acquired Fund distributed such Acquiring Fund shares among its respective shareholders, and thereafter was terminated as a series of the Company.

A copy of the Plan was filed on July 3, 2008 as part of the Fund’s Registration Statement under the Securities Act of 1933, as amended, on Form N-14.